UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Specialty Underwriters’ Alliance Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

84751T309
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 84751T309

1	NAME OF REPORTING PERSON Hallmark Financial Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,429,615
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,429,615
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,429,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IC, CO

CUSIP NO. 84751T309

1	NAME OF REPORTING PERSON American Hallmark Insurance Company of Texas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,308,615
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,308,615
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,308,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IC, CO

CUSIP NO. 84751T309

1	NAME OF REPORTING PERSON Hallmark Specialty Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IC, CO

CUSIP NO. 84751T309

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended in its entirety to read as follows:

The net investment cost (including commissions, if any) of the shares of Common Stock held by the Reporting Persons was approximately $7,058,356.10 in the aggregate, all of which was obtained from cash on hand of the applicable Reporting Person.  The net investment cost of Hallmark was approximately $113,139.30, the net investment cost of AHIC was approximately $6,452,714.80 and the net investment cost of HSIC was $492,502.00.

Item 4.                      Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed, on June 16, 2008, Hallmark delivered to the Company’s Board of Directors a proposal with respect to a transaction (the “Proposal”) pursuant to which each outstanding share of Common Stock of the Company would be converted into Hallmark common stock at a pre-determined formula.  The Company publicly announced on June 26, 2008 that its Board of Directors unanimously concluded not to accept the Proposal.  On July 1, 2008, Hallmark delivered to the Company’s Board of Directors a letter reaffirming the Proposal (the “July 1 Letter”).  The offer price of $6.50 in Hallmark stock for each outstanding share of the Company represents a significant 37% premium to the Company’s trailing 30-day average closing price of $4.74 per share on June 13, 2008, the business day prior to delivery of the Proposal.  In the July 1 Letter, Hallmark stated that it remains committed to its Proposal and strongly believes that the Proposal offers significant and compelling benefits to the Company’s shareholders.  Hallmark reiterated that its senior management stands ready to meet with the members of the Board of the Company and answer any questions concerning the Proposal.  A copy of the Proposal and the July 1 Letter are attached as exhibits hereto and are incorporated herein by reference.

Item 5.                      Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended in its entirety to read as follows:

(a)           The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 14,697,355 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Company’s Form 10-Q for the quarter ended March 31, 2008 as filed with the Securities and Exchange Commission on May 12, 2008.

As of the filing date of this Amendment No. 1, AHIC beneficially owned 1,308,615 shares of Common Stock, representing approximately 8.9% of the Company’s issued and outstanding Common Stock.

CUSIP NO. 84751T309

As of the filing date of this Amendment No. 1, HSIC beneficially owned 100,000 shares of Common Stock, representing approximately 0.7% of the Company’s issued and outstanding Common Stock.

As of the filing date of this Amendment No. 1, Hallmark owned 21,000 shares of Common Stock, representing 0.1% of the Company’s issued and outstanding Common Stock.  As the parent of AHIC and HSIC, Hallmark may be deemed to beneficially own an additional 1,308,615 shares of Common Stock owned by AHIC and an additional 100,000 shares of Common Stock owned by HSIC, representing (together with shares owned directly by Hallmark) an aggregate of 1,429,615 shares of Common Stock or approximately 9.7% of the issued and outstanding Common Stock.

(b)           Each of the Reporting Persons has the sole power to vote and dispose of the shares of Common Stock reported as beneficially owned by them in this Statement.

(c)           Schedule B annexed hereto lists all the transactions in the Company’s Common Stock by the Reporting Persons during the past 60 days.  Such transactions in the Common Stock were effected in the open market.

Item 7.                      Materials to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Proposal Letter from Hallmark Financial Services, Inc. to the Board of Directors of Specialty Underwriters’ Alliance Inc., dated June 16, 2008.

99.2	Letter from Hallmark Financial Services, Inc. to the Board of Directors of Specialty Underwriters’ Alliance Inc., dated July 1, 2008.

CUSIP NO. 84751T309

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2008	Hallmark Financial Services, Inc.

	By:	/s/ Mark E. Schwarz
	Name:	Mark E. Schwarz
	Title:	Executive Chairman

American Hallmark Insurance Company of Texas

By:	/s/ Mark E. Schwarz
Name:	Mark E. Schwarz
Title:	Director

Hallmark Specialty Insurance Company

By:	/s/ Mark E. Schwarz
Name:	Mark E. Schwarz
Title:	Director

CUSIP NO. 84751T309

SCHEDULE B

Transactions in the Common Stock During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

Hallmark Financial Services, Inc.
15,000	5.35	6/30/08
6,000	5.40	6/30/08

American Hallmark Insurance Company of Texas
7,011	4.79	6/03/08
2,500	4.80	6/04/08
100	4.80	6/05/08
150,100	4.85	6/06/08
304,900	4.85	6/09/08
200,000	4.85	6/10/08
291,400	4.92	6/12/08
100	4.90	6/16/08
10,724	4.90	6/18/08
6,500	4.99	6/19/08
318,980	5.04	6/20/08

Hallmark Specialty Insurance Company
70,000	4.85	6/11/08
30,000	5.04	6/20/08